Intelligent Living Application Group Inc.

June 11, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Atten:	Heather Clark
Claire Erlanger

Re:	Intelligent Living Application Group Inc. Form 20-F for the Year Ended December 31, 2023 Filed April 30, 2024 File No. 001-41444

Ladies and Gentlemen:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated June 7, 2024, to Intelligent Living Application Group Inc. (the “Company”) with respect to its Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Commission on April 30, 2024 (the “Form 20-F”).

In response to the Staff’s comments, we have filed the Amendment No. 1 to the Form 20-F for the purpose of amending Exhibits 12.1 and 12.2 of the Form 20-F to include the introductory language in paragraph 4 regarding responsibilities for establishing and maintaining internal control over financial reporting.

If you have any questions, please kindly contact Mr. Jeffrey Li of FisherBroyles, LLP, our outside counsel by phone at 703-618-2503 or via e-mail at jeffrey.li@fisherbroyles.com.

Very truly yours,

/s/ Bong Lau
Bong Lau, Chief Executive Officer

Enclosures

cc:	Frederick Wong, Chief Financial Officer of Intelligent Living Application Group Inc.
Jeffrey Li, FisherBroyles, LLP